Issuer Free Writing Prospectus filed
pursuant to Rule 433 supplementing the
Preliminary Prospectus Supplement dated
May 10, 2006
Registration No. 333-133953
May 11, 2006
Amkor Technology, Inc.
2.50% Convertible Senior Subordinated Notes due 2011
FINAL TERM SHEET

Title of Securities:	2.50% Convertible Senior Subordinated Notes due 2011

Final Maturity Date:	May 15, 2011

Conversion Rate:	68.5589 shares of common stock per $1,000 principal amount of notes, subject to adjustment

Conversion Price:	$14.59 per share

Annual Interest Rate:	2.50%

Interest Payment Dates:	May 15 and November 15, beginning November 15, 2006

Record Dates:	May 1 and November 1

Public Offering Price:	100%, plus accrued interest, if any, from the issue date

Underwriting Discount per Note:	3.0%

Aggregate Principal Amount:	$190.0 million ($218.5 million if the underwriter’s option to purchase additional notes is exercised in full)

Proceeds (before expenses) to Amkor:	$184.3 million ($211.9 million if the underwriter’s option to purchase additional notes is exercised in full)

Make Whole Premium Upon a Designated Event:	Payable upon the occurrence of certain designated events in the form of an increase in the conversion rate ranging from 0.0000 to 20.5677 depending on the stock price at the time of the designated event and the effective date of the designated event.

Trade Date:	May 12, 2006

Settlement Date:	May 26, 2006 (T+ 11)

Form of Offering:	SEC Registered (Registration Statement No. 333-133953)

Underwriter:	Citigroup Global Markets Inc.

CUSIP:	031652 AX 8

ISIN:	US031652AX80

Listing:	None

Make Whole Premium
      The number of additional shares issued pursuant to the Make Whole Premium will be determined by reference to the following table and is based on the date on which such designated event becomes effective and the price paid per share of common stock on the effective date:

	Effective Price

Effective Date	$11.22	$12.50	$14.00	$15.50	$17.00	$18.50	$20.00	$25.00	$30.00	$35.00	$40.00

May 25, 2006	20.5677	16.6387	13.2168	10.6959	8.8062	7.3665	6.2563	4.0269	3.0022	2.5173	0.0000
May 15, 2007	20.5677	16.6772	12.9928	10.3023	8.3052	6.8009	5.6554	3.4201	2.4602	2.0514	0.0000
May 15, 2008	20.5677	16.5738	12.5778	9.6963	7.5875	6.0250	4.8570	2.6771	1.8390	1.5357	0.0000
May 15, 2009	20.5677	16.1340	11.7595	8.6685	6.4603	4.8700	3.7198	1.7411	1.1402	0.9687	0.0000
May 15, 2010	20.5677	14.8850	9.9807	6.6640	4.4257	2.9246	1.9277	0.5660	0.3959	0.3394	0.0000
May 15, 2011	20.5677	11.4411	2.8697	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
      The following information updates and supersedes the information in our Prospectus Supplement (the “Prospectus Supplement”), Subject to Completion dated May 10, 2006, To Prospectus Dated May 10, 2006. In addition, the information set forth below under “Capitalization” supersedes and replaces in its entirety the information set forth in the Prospectus Supplement under the caption “Capitalization.”
Update on Offering Size
      We are offering $190.0 million aggregate principal amount (with an additional $28.5 million should the underwriter’s option to purchase additional notes be fully exercised) of 2.50% Convertible Senior Subordinated Notes due 2011.
Use of Proceeds
      We expect to receive net proceeds from this offering of $183.9 million (excluding the underwriter’s option to purchase additional notes), after deducting the underwriting discounts and commissions and our estimated offering expenses. We intend to use the net proceeds from the offering to redeem, repurchase or otherwise retire $176.5 million of our $200.0 million aggregate principal amount outstanding of our 10.5% senior subordinated notes due 2009 (together with the payment of the related premium, accrued and unpaid interest to and including the redemption date and related fees and expenses). In the event the underwriter exercises its option to purchase additional notes in full, we intend to use the proceeds to redeem, repurchase or otherwise retire the remaining amount of notes outstanding of our 10.5% senior subordinated notes due 2009, with any remainder (an estimated $3.2 million), to retire other debt or for general corporate or working capital purposes.
Update on Concurrent Offering Size and Use of Proceeds
      We are offering $400.0 million aggregate principal amount of our 9.25% senior notes due 2016 in the concurrent offering. We intend to use the net proceeds from the concurrent offering to purchase the $349.4 million of 9.25% senior notes in the tender offer (including the payment of the tender premium, accrued and unpaid interest, the early tender payment and related fees and expenses), with the remainder (an estimated $13.1 million) to repurchase remaining 9.25% senior notes that may be tendered, subject to the cap, to retire other debt or for general corporate or working capital purposes. As of May 9, 2006, holders of $349.4 million in aggregate principal amount of 9.25% notes have tendered in the tender offer. We have increased the size of the tender offer to $360 million.
Outstanding Debt and Ranking
      As of March 31, 2006, assuming completion of the concurrent transactions, we would have had approximately $1,464.8 million of senior debt (approximately $300 million of which would have been secured), $213.5 million of senior subordinated debt and approximately $378.4 million of subordinated debt.

Settlement Cycle
      We expect that delivery of the notes will be made against payment therefor on or about May 26, 2006, which will be the 11th business day following the date of pricing of the notes (such settlement cycle being herein referred to as “T + 11)”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, or Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next seven succeeding business days will be required, by virtue of the fact that the notes initially will settle T + 11, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing or the next three succeeding business days should consult their own advisor.

CAPITALIZATION
      The following table sets forth our cash and cash equivalents and total capitalization as of March 31, 2006 (1) on a historical basis, and (2) as adjusted to give effect to the concurrent transactions, as follows:

•	the issuance in this offering of $190.0 million of convertible subordinated notes for net proceeds of $183.9 million and the application thereof to redeem $176.5 million aggregate principal amount outstanding of our 10.5% senior subordinated notes, and

•	the issuance of $400.0 million of senior notes in the concurrent offering for net proceeds of $391.8 million and the application thereof to repurchase $349.4 million aggregate principal amount of our 9.25% notes in the tender offer.
      You should read the as adjusted capitalization data set forth in the table below in conjunction with “Selected Consolidated Financial Data,” “Description of Certain Indebtedness,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” set forth in our Annual Report on Form 10-K for the year ended December 31, 2005 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, and our consolidated financial statements and the notes thereto, incorporated by reference into the Prospectus Supplement.

	At March 31, 2006

	Actual	As Adjusted

	(In thousands)
Cash and cash equivalents	$226,243	$239,392

Long-term debt and short-term borrowings:
Senior secured credit facilities:
Term loan due October 2010	$300,000	$300,000
$100.0 million revolving credit facility due November 2009(1)	—	—
9.25% Senior notes due February 2008	440,500	91,060
7.75% Senior notes due May 2013	425,000	425,000
7.125% Senior notes due March 2011	248,711	248,711
% Senior notes due 2016	—	400,000
10.50% Senior subordinated notes due May 2009(2)	200,000	23,489
% Convertible senior subordinated notes due 2011	—	190,000
5.75% Convertible subordinated notes due June 2006	132,000	132,000
5.00% Convertible subordinated notes due March 2007	146,422	146,422
6.25% Convertible subordinated notes due December 2013	100,000	100,000
Other debt	125,314	125,314

Total debt	2,117,947	2,181,996

Total stockholders’ equity(3)	260,398	232,654

Total capitalization	$2,378,345	$2,414,650

(1)	As of March 31, 2006, we had utilized $2.5 million of the available letter of credit sub-limit, and had $97.5 million available under this facility.

(2)	Pursuant to the terms of the indenture governing these notes, we have the right to redeem the notes at a price of 101.75% plus accrued and unpaid interest to and including the redemption date. For purposes of this table, we have assumed that such notes are redeemed on the 60th day following this offering at that price. The actual amount of 10.5% senior subordinated notes repurchased will depend on market conditions and the actual price at which we may redeem, repurchase or otherwise retire these notes.

(3)	Total stockholders’ equity as of March 31, 2006, as adjusted, reflects an approximate $27.7 million early debt extinguishment charge consisting of $23.2 million of prepayment premiums and $4.5 million for the write-off of unamortized debt issue costs.
      The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-858-5407.